UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Canopy Growth Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

901164

(CUSIP Number)

Lloyd H. Spencer, Esq.

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, D.C. 20001

(202) 585-8303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,753,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,753,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,753,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,753,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,753,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,753,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation Brands Canada Holdings ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,753,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,753,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,753,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON HC and CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,753,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,753,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,753,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON HC and CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,753,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,753,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,753,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON HC and CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation Brands, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 281,999,255
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 281,999,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,999,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9%
14	TYPE OF REPORTING PERSON HC and CO

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed by Greenstar Canada Investment Limited Partnership (“Greenstar LP”), Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited, and Constellation Brands, Inc., a Delaware corporation (“Constellation”) pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment amends the Schedule 13D filed on July 17, 2018 by Greenstar LP, Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation (the “Initial Schedule 13D”), as the Initial Schedule 13D was amended by (i) Amendment No. 1 filed on August 16, 2018 (the “First Amendment”), by Greenstar LP, Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited, CBG Holdings LLC, a Delaware Limited Liability Company (“CBG”), and Constellation (collectively, the “Reporting Persons”) and (ii) Amendment No. 2 filed on November 2, 2018 (the “Second Amendment” and together with the First Amendment and the Initial Schedule 13D, the “Schedule 13D”) by CBG and Constellation.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The title and class of equity securities to which this Amendment relates is the Common Shares, no par value (the “Common Shares”), of Canopy Growth Corporation, a company organized and existing under the laws of Canada (the “Issuer” or “Canopy”). The principal executive offices of the Issuer are located at 1 Hershey Drive, Smiths Falls, Ontario Canada, K7A 0A8.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby revised and supplemented with the following:

(a) – (c) The principal office address or business address of Greenstar LP and of Greenstar Canada Investment Corporation is 150 King Street West, Suite 200, Toronto, Ontario M5H 1J9.

Current information concerning the identity and background of each executive officer and director of CBG, Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby revised and supplemented with the following:

As previously reported, Greenstar LP, a wholly-owned subsidiary of Constellation, beneficially owns (i) 18,876,901 Common Shares and (ii) 18,876,901 Common Share purchase warrants (the “Greenstar Warrants”) of which 9,438,451 are currently exercisable by Greenstar LP (the “Greenstar First Tranche Warrants”) and 9,438,450 become exercisable by Greenstar LP on February 1, 2019 (the “Greenstar Second Tranche Warrants”). This Amendment is being filed to reflect the beneficial ownership of the Common Shares underlying the Greenstar

Second Tranche Warrants, which are exercisable within 60 days of the date hereof. The Greenstar First Tranche Warrants and the Greenstar Second Tranche Warrants are exercisable at an exercise price of C$12.9783 per Common Share and expire, in accordance with their terms, on May 1, 2020; provided that at the time of exercising the Greenstar Warrants, Greenstar LP still owns at least 18,876,901 Common Shares.

Except as set forth in this Amendment or previously disclosed in the Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. The Reporting Persons may evaluate on a continuing basis their investment in the Issuer and expect that they may from time to time acquire or dispose of Common Shares or other securities of the Issuer. The Reporting Persons may purchase or sell Common Shares or exercise the Greenstar Warrants or the CBG Warrants (as defined below) in the future, either on the open market or in private transactions, in each case, depending on a number of factors, including general market and economic conditions and other available investment opportunities. Depending on market conditions, general economic and industry conditions, the Issuer’s business and financial condition and/or other relevant factors, the Reporting Persons may develop other plans or intentions in the future relating to one or more of the actions described in Item 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) through (e) of Item 5 of the Schedule 13D are hereby revised and supplemented with the following:

(a)-(e) Greenstar LP has direct beneficial ownership of 18,876,901 Common Shares and pursuant to the Greenstar Warrants the right to acquire (i) an additional 9,438,451 Common Shares as of the date hereof and (ii) an additional 9,438,450 Common Shares within 60 days of the date hereof. Greenstar Canada Investment Corporation is the general partner of Greenstar LP and is wholly-owned by Constellation Brands Canada Holdings ULC, which in turn is wholly-owned by Constellation Capital LLC, which in turn is wholly-owned by Constellation International Holdings Limited, which in turn is wholly-owned by Constellation.

The aggregate percentage of Common Shares reported owned by each Reporting Person named herein is based upon 337,362,196 Common Shares outstanding, which is the total number of Common Shares outstanding as of November 1, 2018, as indicated by the Issuer, which number is inclusive of the Common Shares acquired by CBG on that date plus (i) 9,438,451 Common Shares underlying the First Tranche Greenstar Warrants held by Greenstar LP that are currently exercisable by Greenstar LP, (ii) 9,438,450 Common Shares underlying the Second Tranche Greenstar Warrants held by Greenstar LP that are exercisable within 60 days of the date hereof, and (iii) in the case of Constellation, 139,745,453 Common Shares underlying the warrants acquired by CBG on November 1, 2018 that are currently exercisable by CBG (the “CBG Warrants”). All Common Shares underlying the Greenstar Warrants and, in the case of Constellation, the CBG Warrants are treated as issued and outstanding only for the purpose of computing the percentage ownership of the Reporting Persons pursuant to Rule 13d-3(1)(i) under the Act.

As the general partner of Greenstar LP, Greenstar Canada Investment Corporation may be deemed the beneficial owner of the Common Shares held by Greenstar LP and the Common Shares underlying the Greenstar Warrants held by Greenstar LP. With the exception of CBG, which is a direct wholly-owned subsidiary of Constellation, the other Reporting Persons may be deemed the beneficial owner of the Common Shares held by Greenstar LP and the Common Shares underlying the Greenstar Warrants held by Greenstar LP as indirect holders through their indirect ownership of Greenstar LP.

The reporting of these Common Shares as beneficially owned by each of the Reporting Persons (other than Greenstar LP and CBG, each as to its own Common Shares) shall not be construed as an admission that such Reporting Person is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise.

Except as set forth herein, to the best knowledge of the Reporting Persons, the Covered Persons do not beneficially own any Common Shares as of November 30, 2018 other than Covered Persons (i) James A. Sabia, Jr., who owns jointly with his spouse 1,500 Common Shares through the James A. Sabia, Jr. and Brooke M. Sabia Trust which Common Shares were acquired using personal funds and (ii) Thomas M. McCorry, who personally owns 175 Common Shares which were acquired using his personal funds. The Reporting Persons disclaim beneficial ownership of each Covered Person’s Common Shares and such Common Shares are excluded from the aggregate amounts reported by the Reporting Persons in this Amendment and Schedule 13D.

Except as set forth herein or in the Second Amendment, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the Covered Persons, has engaged in any transaction involving any Common Shares during the 60-day period ended November 30, 2018.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement among the Reporting Persons dated December 3, 2018.

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2018	CBG Holdings LLC

	By:	/s/ David Klein
	Name:	David Klein
	Title:	President

Greenstar Canada Investment Limited Partnership

	By:	Greenstar Canada Investment Corporation, its general partner

	By:	/s/ Garth Hankinson
	Name:	Garth Hankinson
	Title:	Vice President

Greenstar Canada Investment Corporation

	By:	/s/ Garth Hankinson
	Name:	Garth Hankinson
	Title:	Vice President

Constellation Brands Canada Holdings ULC

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Constellation Capital LLC

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Constellation International Holdings Limited

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Constellation Brands, Inc.

	By:	/s/ James O. Bourdeau
	Name:	James O. Bourdeau
	Title:	Executive Vice President, General Counsel and Secretary

Annex A

The following is a list, as of December 3, 2018, of the executive officers and directors of each of CBG Holdings LLC, Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation Brands, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly affiliated with Constellation Brands, Inc.) unless otherwise noted.

Executive Officers of CBG Holdings LLC:

Name	Position	Business Address	Citizenship

David Klein	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Garth Hankinson	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Jeffrey H. LaBarge	Vice President and Assistant Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Thomas M. McCorry	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of CBG Holdings LLC:

Name	Principal Occupation or Employment	Business Address	Citizenship

James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

David Klein	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Greenstar Canada Investment Corporation:

Name	Position	Business Address	Citizenship

David Klein	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Christopher Edwards	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Garth Hankinson	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Barbara J. LaVerdi	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar Canada Investment Corporation:

Name	Principal Occupation or Employment	Business Address	Citizenship

James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Christopher Edwards	Senior Vice President, Strategy of Constellation Brands, Inc.	131 S. Dearborn Street, Chicago, Illinois 60603	US

David Klein	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Brands Canada Holdings ULC:

Name	Position	Business Address	Citizenship

David Klein	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Brands Canada Holdings ULC:

Name	Principal Occupation or Employment	Business Address	Citizenship

Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Janet Stewart	Senior Vice President, Tax of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Capital LLC:

Name	Position	Business Address	Citizenship

David Klein	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Capital LLC:

Name	Principal Occupation or Employment	Business Address	Citizenship

James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

David Klein	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation International Holdings Limited:

Name	Position	Business Address	Citizenship

F. Paul Hetterich	President	207 High Point Drive, Building 100, Victor, New York 14564	US

David Klein	Executive Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Christopher Stenzel	Executive Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US and United Kingdom

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation International Holdings Limited:

Name	Principal Occupation or Employment	Business Address	Citizenship

F. Paul Hetterich	Executive Vice President and President, Beer Division of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

David Klein	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Christopher Stenzel	Executive Vice President and President, Wine & Spirits Division of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US and United Kingdom

Executive Officers of Constellation Brands, Inc.:

Name	Position	Business Address	Citizenship

Robert Sands	Chief Executive Officer	207 High Point Drive, Building 100, Victor, New York 14564	US

Richard Sands	Chairman of the Board	207 High Point Drive, Building 100, Victor, New York 14564	US

William A. Newlands	President and Chief Operating Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US

David Klein	Executive Vice President and Chief Financial Officer	207 High Point Drive, Building 100, Victor, New York 14564	US

James O. Bourdeau	Executive Vice President, General Counsel and Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Thomas M. Kane	Executive Vice President and Chief Human Resources Officer	207 High Point Drive, Building 100, Victor, New York 14564	US

James A. Sabia, Jr.	Executive Vice President and Chief Marketing Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US

F. Paul Hetterich	Executive Vice President and President, Beer Division	207 High Point Drive, Building 100, Victor, New York 14564	US

Christopher Stenzel	Executive Vice President and President, Wine & Spirits Division	207 High Point Drive, Building 100, Victor, New York 14564	US and United Kingdom

Directors of Constellation Brands, Inc.:

Name	Principal Occupation or Employment	Business Address	Citizenship

Jennifer M. Daniels	Chief Legal Officer and Secretary of Colgate-Palmolive Company	207 High Point Drive, Building 100, Victor, New York 14564	US

Jerry Fowden	Chief Executive Officer of Cott Corporation	207 High Point Drive, Building 100, Victor, New York 14564	United Kingdom

Barry A. Fromberg	Senior Advisor to CEO of HNI Healthcare	207 High Point Drive, Building 100, Victor, New York 14564	US

Robert L. Hanson	Chief Executive Officer of John Hardy Global Limited	207 High Point Drive, Building 100, Victor, New York 14564	US

Ernesto M. Hernandez	President and Managing Director of General Motors de Mexico, S. de R.L. de C.V.	207 High Point Drive, Building 100, Victor, New York 14564	Mexico

Susan Somersille Johnson	Executive Vice President and Chief Marketing Officer of SunTrust Banks, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

James A. Locke III	Senior Counsel to the law firm of Nixon Peabody LLP	207 High Point Drive, Building 100, Victor, New York 14564	US

Daniel J. McCarthy	President and Chief Executive Officer of Frontier Communications Corporation	207 High Point Drive, Building 100, Victor, New York 14564	US

Richard Sands	Chairman of the Board of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Robert Sands	Chief Executive Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Judy A. Schmeling	Former Chief Operating Officer of HSN, Inc., and former President of HSN’s Cornerstone Brands	207 High Point Drive, Building 100, Victor, New York 14564	US

Keith E. Wandell	Retired Chairman of the Board, President and Chief Executive Officer of Harley-Davidson, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US